Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement No. 333-226795 on Form S-3 and Registration Statement No. 333-227722 on Form S-8 of Magnolia Oil & Gas Corporation of our report dated May 8, 2018, relating to the statements of revenue and direct operating expenses of the Giddings Assets for the years ended December 31, 2017, 2016 and 2015 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to the manner of presentation of the revenues and direct operating expenses of the Giddings Assets), appearing in this Current Report on Form 8-K of Magnolia Oil & Gas Corporation dated June 7, 2019.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

June 7, 2019